[Graphic Omitted]


           COMMITTED TO IMPROVING HEALTH OUTCOMES FOR CANCER PATIENTS

                                                      GENERAL MEETING MARCH 2007
PROGEN                                                    ASX: PGL, NASDAQ: PGLA

SAFE  HARBOUR  STATEMENT

THIS PRESENTATION CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE BASED ON CURRENT MANAGEMENT EXPECTATIONS. THESE STATEMENTS MAY DIFFER MATERIALLY FROM ACTUAL FUTURE EVENTS OR RESULTS DUE TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING WITHOUT LIMITATION, RISKS ASSOCIATED WITH DRUG DEVELOPMENT AND MANUFACTURE, RISKS INHERENT IN THE EXTENSIVE REGULATORY APPROVAL PROCESS MANDATED BY THE UNITED STATES FOOD AND DRUG ADMINISTRATION AND THE AUSTRALIAN THERAPEUTIC GOODS ADMINISTRATION, DELAYS IN OBTAINING THE NECESSARY APPROVALS FOR CLINICAL TESTING, PATIENT RECRUITMENT, DELAYS IN THE CONDUCT OF CLINICAL TRIALS, MARKET ACCEPTANCE OF PI-88, PI-166 AND OTHER DRUGS, FUTURE CAPITAL NEEDS, GENERAL ECONOMIC CONDITIONS AND OTHER RISKS AND UNCERTAINTIES DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE AUSTRALIAN STOCK EXCHANGE AND THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. MOREOVER, THERE CAN BE NO ASSURANCE THAT CLINICAL DATA WILL REMAIN SCIENTIFICALLY, MEDICALLY OR COMMERCIALLY RELEVANT OR THAT OTHERS WILL NOT INDEPENDENTLY DEVELOP SIMILAR PRODUCTS OR PROCESSES OR DESIGN AROUND PATENTS OWNED OR LICENSED BY THE COMPANY, OR THAT PATENTS OWNED OR LICENSED BY THE COMPANY WILL PROVIDE MEANINGFUL PROTECTION OR COMPETITIVE ADVANTAGES.


                                                       PROGEN INDUSTRIES LIMITED


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
CONTENT

     -    MILESTONES SINCE THE AGM

     -    THE ROAD AHEAD


                                                       PROGEN INDUSTRIES LIMITED


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
PI-88 PRELIMINARY PHASE II DATA


                                                       PROGEN INDUSTRIES LIMITED


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
                                                               [Graphic Omitted]
PI-88 PHASE II POST-RESECTION LIVER CANCER TRIAL

     PRELIMINARY DATA

                                     LIVER  CANCER  PATIENTS

Stage 1         No treatment  160 mg PI-88          250 mg PI-88
(168 patients)  58 patients   56 patients           54 patients
                                            Higher dropout rate
                                                   (12 patients)


                EFFICACY COMPARISON:
                1     DISEASE FREE RATE (%)
                2     DISEASE FREE SURVIVAL (TIME TO RECURRENCE)


                                                       PROGEN INDUSTRIES LIMITED


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
PI-88 PHASE II POST-RESECTION LIVER CANCER TIMELINE

                         -    PRELIMINARY DATA ANALYSIS CONDUCTED AND
                              RELEASED
                         -    DISEASE FREE RATE 30 WEEKS
                         -    TIME TO RECURRENCE (DFS)

                               [Graphic Omitted]

4-6 weeks               36 weeks                     12 weeks     Data analysis

LIVER CANCER   Begin treatment     LAST PATIENT COMPLETES    LAST PATIENT
REMOVED VIA                             TREATMENT.           COMPLETES STUDY
SURGERY
(RESECTION)


                         FINAL DATA ANALYSIS TO BE FIRST PRESENTED AT EASL
                         -    DISEASE FREE RATE 48 WEEKS
                         -    TIME TO RECURRENCE (DFS)


                                                       PROGEN INDUSTRIES LIMITED


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
RISK OF RECURRENCE AT 30 WEEKS

35%            1 IN 3 CHANCE
               OF RECURRENCE
30%

25%

20%                                1 IN 5 CHANCE
                                   OF RECURRENCE
15%

10%
                   [Graphic Omitted]
5%

0%


                UNTREATED           160 MG PI-88


                                                       PROGEN INDUSTRIES LIMITED


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
IMPROVEMENT IN DISEASE-FREE SURVIVAL (PRELIMINARY RESULTS)

           Control                 160mg

                                             76% IMPROVEMENT IN TIME TO
                                             RECURRENCE (DISEASE FREE SURVIVAL)
                                             AT THE 80TH PERCENTILE.

                                             17 WEEKS VERSUS 30 WEEKS

PERCENT DISEASE-FREE

                                                79.2%

                   [Graphic Omitted]

                                                64.9%


0  2  4  6  8  10 12 14 16 18 20 22 24 26 28 30 32
                        Weeks

                       17 weeks            30 weeks


                                                       PROGEN INDUSTRIES LIMITED


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
TIMELINE TO FIRST REGISTRATION - LIVER CANCER

                              POTENTIAL TIMEFRAMES

2006           2007           2008           2009           2010           2011

Q3  Q4  Q1  Q2  Q3  Q4  Q1  Q2 Q3  Q4 Q1  Q2 Q3  Q4 Q1  Q2 Q3  Q4 Q1  Q2 Q3  Q4

                               [Graphic Omitted]

PHASE II
DATA ANALYSIS

SPA PROCESS                        PHASE III
                                                                 FILING

        1ST PT                     LAST PT
       RECRUITED                  RECRUITED                  PRODUCT LAUNCH


                                                       PROGEN INDUSTRIES LIMITED


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
                                                      PROGEN'S FUTURE MILESTONES


                                                       PROGEN INDUSTRIES LIMITED


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
                                                               [Graphic Omitted]
FOCUS ON SPEED TO MARKET FOR PI-88


PHASE III TRIAL TO START SECOND HALF 2007

-    ENGAGE INTERNATIONAL CRO
-    EXPAND PHIII TEAM AND CLINICAL ADVISORY BOARD
-    COMPLETE MANUFACTURE 150,000 DOSES OF PI-88
-    SUBMIT PH III TRIAL PROTOCOLS FOR REGULATORY APPROVALS
-    RECRUIT PROSPECTIVE CLINICAL CENTRES


                                                       PROGEN INDUSTRIES LIMITED


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
PROGEN'S FUTURE: REALISING THE POTENTIAL

                                                               [Graphic Omitted]

-    KEY SHORT TERM VALUE DRIVERS
     -    PHASE FINAL II LIVER DATA RELEASE
     -    SPA APPROVAL
     -    PHASE III TRIAL LAUNCH


1.   Focus on speed to market for PI-88 for value optimization

2. Continue to expand our 300+ compound pipeline with our drug discovery program

3. Expand our pipeline through in-licensing products and pursuing M&A opportunities


                                                       PROGEN INDUSTRIES LIMITED


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
KEY 2007 MILESTONES


- PHASE II POST-RESECTION LIVER CANCER DATA        CY07Q1  COMPLETED
- LONG TERM TOXICOLOGY STUDY COMPLETED             CY07Q1  COMPLETED
- API MANUFACTURE COMPLETED FOR PHASE III TRIAL    CY07Q1   ON TRACK
- INTERNATIONAL CRO SELECTED FOR PHASE III         CY07Q1   ON TRACK
- FINAL PHASE II POST-RESECTION LIVER CANCER DATA  CY07Q2   ON TRACK
- PHASE II LUNG CANCER DATA                        CY07Q2    CY07Q3
- SPA PROCESS COMPLETED WITH THE FDA               CY07Q2    CY07Q3
- PHASE III TRIAL LAUNCHED                         CY07Q2    CY07Q3
- LEAD PRECLINICAL CANDIDATE CHOSEN                CY07Q3   ON TRACK
- MELANOMA PHASE II RECRUITMENT COMPLETED          CY07Q4   ON TRACK
- PROSTATE PHASE II RECRUITMENT COMPLETED          CY07Q4   ON TRACK


                                                       PROGEN INDUSTRIES LIMITED


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
                                                               [Graphic Omitted]
COMMITTED TO IMPROVING HEALTH OUTCOMES FOR CANCER PATIENTS


PROGEN

FINANCIALS AND CAPITAL STRUCTURE

     -    CURRENT CASH POSITION (FEB 2007)       ~AUD $33M
     -    MARKET CAPITALIZATION (MAR 14 2007)   ~AUD $290M
     -    TOTAL SHARES ON ISSUE                 45,832,484
     -    UNQUOTED EMPLOYEE OPTIONS                647,000


                          Directors =2%

US NASDAQ Register 7%                                Institutional Holders = 42%

                                            Medigen =2%


                                     [Graphic Omitted]

Founding business
  partners = 14%


              Retail = 32%


PROGEN INDUSTRIES LIMITED


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